[Coinmach Service Corp. Letterhead]
October 24, 2007
Michele M. Anderson, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549

Re:	Coinmach Service Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 7, 2007
File No. 001-32359

Dear Ms. Anderson:
     In connection with the above referenced filing, Coinmach Service Corp. (“Coinmach”) hereby acknowledges that: (i) Coinmach is responsible for the adequacy and accuracy of the disclosure in such filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing; and (iii) Coinmach may not assert staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Robert M. Doyle Robert M. Doyle Chief Financial Officer

cc:   John Zitko, U.S. Securities and Exchange Commission, Division of Corporation Finance
        Nazim Zilkha, White & Case LLP